3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103-2799

215.981.4000

Fax 215.981.4750

April 13, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Destination Maternity Corporation

Ladies and Gentlemen:

On behalf of Destination Maternity Corporation, a Delaware corporation (the “Company”), please find transmitted herewith a Preliminary Proxy Statement on Schedule 14A of the Company for its 2018 annual meeting of stockholders (the “Annual Meeting”). On behalf of the Company, pursuant to Rule 14a-6(d) under the Securities Exchange Act of 1934, as amended, please be advised that the Company expects to file its Definitive Proxy Statement on Schedule 14A for the Annual Meeting on or about April 24, 2018.

If you have any questions or require any further information with respect to the Preliminary Proxy Statement, or any other matter relating to the Company, please call the undersigned at (215) 981-4282.

Very truly yours,

/s/ Barry M. Abelson
Barry M. Abelson

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